"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


03022903

03 JUN 19 AM 7:21

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

SUPPL

Date: 6 June 2003

ORK – Notification

With reference to the offer from Infineon Technologies Holding B.V. to buy all shares in Sensonor, Orkla hereby notifies that Orkla has accepted the offer for all its 9,947,764 Sensonor-shares, corresponding to 7.2% of the share capital.

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

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